Mail Stop 3561

April 10, 2007

Arden A. Kelton, PhD
Qualsec
1770 N. Research Pky., Suite 181
North Logan, Utah 84341

> **Re:** **QualSec**
> **Amendment No. 2 to Offering Statement on**
> **Form 1-A**
> **Filed on March 20, 2007**
> **File No. 24-10160**

Dear Mr. Kelton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II – Offering Circular

General

1. Please define technical terms, acronyms and abbreviations, such as, for example: "LCD readout" (page 8); "USB port," "smart card" and "EPROM" (page 9); "drift" (page 10); "ppb" (page 11); "DC" (page 12); malodorant" (page 13); "agenesis" (page 14); "non-volatile memory," "life sciences consumables," "UV," "conjugated to" and "markers" (page 15); "pigtails" (page 19).

Risk Factors, page 4

General

2.      Please number each individual risk factor as outlined in question 2 of Offering Circular Model A.

Risks Related to Development of our Device, page 4

3.      Please revise risk factors two and three to focus on the risks.

Business and Properties, page 7

4.      We note your response to comment 11 from our letter of March 5, 2007 and we reissue in part our prior comment.  As required by question 3(c) of Offering Circular Model A, please indicate the relative size and financial and market strengths of the company's competitors in the areas of competition in which the company is or will be operating.

5.      We note your response to comment 19 from our previous letter and we reissue in part our prior comment.  Please clearly disclose whether the $300,000 to be raised in this offering and the $140,000 allocated to "engineering and design of prototype" in the use of proceeds, will be sufficient funding to complete the prototype.

Use of Proceeds, page 16

6.      We note your response to comment 23 from our previous letter and we reissue in part our prior comment.  We disagree with your response.  As required by Item 9(a) please describe in the table the use of proceeds from this offering which would include the payment of $105,000 to Mr. Hand.  In a footnote to the table and in answering questions 10(a), (b) and/or (d), please describe specifically how the company used or will use the funding from the loan by Mr. Hand.

7.      Please update the information provided in response to 10(a) on page 23 concerning cash advances to date by Mr. Hand ($80,000 in December 2006).  See, e.g., the response to 10(b) on page 24 (advances of $105,000 as of March 15, 2007).

Part III – Exhibits

Exhibit 11- legality opinion

8.      Please revise such opinion to specifically state that you are opining on Wyoming law, including its Constitution, statutes, including the rules and regulations underlying those provisions, and all applicable judicial and regulatory determinations.

Signatures

9.      In the next amendment, please include the signature page after the exhibits as required by the Form 1-A.

* * * * * *

As appropriate, please amend your offering statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for a qualification date of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement.  We will act on the request and, pursuant to delegated authority, grant a qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification.  Please provide this request at least two business days in advance of the requested qualification date.

Please contact Cathey Baker at (202) 551-3326 with any questions.

Sincerely,


John Reynolds
Assistant Director


cc:     Jehu Hand, Esq.
        Fax: (949) 489-0034